UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67265 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEAR CREEK SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17TH STREET, SUITE 970
(No. and Street)

| DENVER | CO | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH RODDY 303-459-7330
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

| 555 17TH STREET, SUITE 1200 | DENVER | CO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, JOSEPH RODDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEAR CREEK SECURITIES, LLC, as of DECEMBER, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT BEN MCKINNEY
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20174001361
MY COMMISSION EXPIRES JAN 11, 2025

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Bear Creek Securities, LLC

(SEC I.D. No. 8-67265)

Statement of Financial Condition Report
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

## BEAR CREEK SECURITIES, LLC

### TABLE OF CONTENTS

## Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Managing Member of Bear Creek Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Bear Creek Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 8, 2021

# BEAR CREEK SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH | $ | 148,165 |
| RECEIVABLE FROM CLEARING BROKER | | 28,316 |
| DEPOSIT WITH CLEARING BROKER | | 25,331 |
| TOTAL ASSETS | $ | 201,812 |
| **LIABILITIES** | | |
| ACCRUED EXPENSES | $ | 2,093 |
| TOTAL LIABILITIES | $ | 2,093 |
| COMMITMENTS AND CONTINGENCIES (Note 3) | | |
| **MEMBERS' EQUITY** | | |
| MEMBERS' EQUITY | $ | 199,719 |
| TOTAL MEMBERS' EQUITY | | 199,719 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 201,812 |

See notes to statement of financial condition.

### 1. ORGANIZATION AND NATURE OF BUSINESS

Bear Creek Securities, LLC (the "Company") is a Colorado limited liability company. The Company was incorporated on November 3, 2005, and commenced operations on July 28, 2006, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a majority owned subsidiary of Bear Creek Holding Company, LLC ("BCH"). The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions and placement agent services.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds, and delivers all securities received in connection with its activities, and who does not otherwise hold funds or securities for, or owe money or securities to, customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash** — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. As of December 31, 2020, there were no cash equivalents. As of December 31, 2020, the Company had $148,165 held in deposits. Cash is held at a major financial institution and is therefore subject to credit risk to the extent the cash balance exceeds applicable FDIC limitations.

**Income Taxes** — The Company has elected to be a partnership under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate members of the Company are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in this financial statement.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has no incurred any liability for unrecognized tax benefits as of December 31, 2020. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; compliance with U.S. federal, U.S. state, and foreign tax

laws; and changes in administrative practices and precedents of relevant taxing authorities. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Recently Issued Accounting Pronouncements -** In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). Among other provisions, this ASU requires the allowance for credit losses to reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset. For public business entities the ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2016-13 effective January 1, 2020 suing the modified retrospective method. The adoption ASU 2016-3 did not have a material impact on the financial statements as of December 31, 2020.

## 3. COMMITMENTS AND CONTINGENCIES

The Company utilizes an unaffiliated brokerage firm to provide securities clearing services. As part of this arrangement, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing agreement requires the Company to maintain a minimum deposit with the clearing broker. The deposit maintained with the clearing broker is $25,331 as of December 31, 2020. As a result of the securities clearing services, the Company will sometimes have a receivable from its clearing broker or a payable to its clearing broker. The receivable from the clearing broker is $28,316 at December 31, 2020. Generally, the receivable is received or the payable is paid in the month following the activity. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company. At December 31, 2020, there are no liabilities for amounts uncollected.

## 4. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $199,719, which was $194,719 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 0.01 to 1 at December 31, 2020.

## 5. CREDIT RISK

As a securities broker dealer, the Company is engaged in various securities and brokerage activities. The Company's transactions are collateralized and executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral. This risk is mitigated once the clearing firm books the transaction to the customer's clearing account.

## 6. CONCENTRATION RISK

The Company has a shared services agreement with BCH, a related party. The Company's overhead costs could be directly impacted if the shared services agreement with BCH expired or the financial condition of BCH deteriorated.

## 7. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

## 8. SUBSEQUENT EVENTS

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition or disclosure. No items were noted.

* * * * * *